UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 001-10798

Telecom Corporation of New Zealand Limited

(Exact name of registrant as specified in its charter)

Level 2, Telecom Place

167 Victoria Street West

Auckland, 1010, New Zealand

Tel: +64 9 359 6413

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

American Depositary Shares (as evidenced by American Depository Receipts)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒
Rule 12h-6(c) (for debt securities)	☐
Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

A. Telecom Corporation of New Zealand Limited (“Telecom”) first became subject to reporting obligations under section 13(a) of the Exchange Act on July 17, 1991 with registration of its American Depository Shares (“ADSs”), represented by American Depository Receipts, under section 12(b) of the Securities Exchange Act of 1934 in connection with the listing on the New York Stock Exchange of Telecom’s ADSs.

B. Telecom has filed or submitted all reports required under section 13(a) of the Exchange Act and corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this form. Telecom has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Telecom’s ordinary shares or ADSs were last sold in the United States in a registered offering by a selling shareholder under the Securities Act of 1933 on April 6, 1998.

Item 3. Foreign Listing and Primary Trading Market

A. Telecom maintains a dual listing of its ordinary shares on the New Zealand Stock Market (“NZSX”) operated by NZX Limited in New Zealand and the Australian Securities Exchange (“ASX”) in Australia, which together constitute the primary trading markets for its ordinary shares. The ADSs are not listed on any exchange outside the United States.

B. Telecom’s ordinary shares were first listed on the NZSX on July 18, 1991. Telecom’s ordinary shares were first listed on the ASX on August 22, 1991. Telecom has maintained a listing on both the NZSX and the ASX for at least the 12 months preceding the filing of this form.

C. The percentage of trading of the ordinary shares that occurred in New Zealand and Australia during the 12-month period ending on May 30, 2014 was 94.98%. Note that other worldwide trading outside of New Zealand, Australia and the United States comprised 0.03%.

The trading market for Telecom’s ordinary shares in each of New Zealand and Australia was larger than the trading of ordinary shares and ADSs in the United States for the 12-month period described to in Item 3.C.

Item 4. Comparative Trading Volume Data

A. The first day of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is May 31, 2013 and the last date of such period is May 30, 2014.

B. The average daily trading volume of the ordinary shares and ADSs (expressed in terms of underlying ordinary shares) in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the following table:

Last 12 months	United States	Worldwide
Traded as ordinary shares	25,685	9,137,233
Traded as ADSs	452,931	452,931

Total	478,616	9,590,164

Percentage		4.99%

C. The average daily trading volume of the ordinary shares and the ADSs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume of the ordinary shares and ADSs (when expressed in terms of underlying ordinary shares) worldwide for the period described in Item 4.A was 4.99%.

D. Telecom filed a Form 25 to voluntarily withdraw the ADSs from listing on the New York Stock Exchange and registration under section 12(b) of the Exchange Act on July 6, 2012 and that delisting became effective as of 19 July, 2012. As of 19 July 2012, the average daily trading volume of the ordinary shares and the ADSs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares and the ADSs (expressed in terms of underlying ordinary shares) on a worldwide basis for the preceding 12-month period was 11.70%.

E. Telecom has not terminated a sponsored ADR facility regarding the ordinary shares.

F. The source of the trading volume information used for determining whether Telecom meets the requirements of Rule 12h-6 is Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. Telecom issued a press release on June 3, 2014 in the United States disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act. Telecom furnished the press release to the SEC under cover of Form 6-K on that date.

B. Telecom disseminated the press release in the United States via PR Newswire on June 3, 2014 in the United States.

Item 8. Prior Form 15 Filers

C. Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Telecom will publish the information required under Rule 12g3-2(b)(1)(iii) on the “Investor Centre” of its website, www.telecom.co.nz. It is intended that Telecom will change its name to Spark New Zealand Limited later this year. From the effective date of the name change, the annual reports, interim financials and press releases will be posted on its new web site, www.spark.co.nz.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

Furnish the following undertaking:

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States during the 12-month period specified in Item 4.A exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Telecom Corporation of New Zealand Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telecom Corporation of New Zealand Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Jolie Hodson
Name:	Jolie Hodson
Title:	Chief Financial Officer
Date:	June 3, 2014.